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                             MAGINET CORPORATION
                              405 TASMAN DRIVE
                         SUNNYVALE, CALIFORNIA 94089

                              February 13, 1997


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Attn:   Nancy Oremland, Esq.
        John Weitzel, Esq.
        Melanie Fowler, Esq.
        James M. Daley, Esq.

        RE: MAGINET CORPORATION REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-12185)

Ladies and Gentlemen:

        Due to market condition, MagiNet Corporation (the "Registration") hereby withdraws the Registrant's Registration Statement on Form S-1 (File No. 333-12185) initially filed with the Commission September 17, 1996, and subsequently amended on October 7, 1996, November 22, 1996, December 9, 1996 and December 17, 1996. The Registrant has not sold any of its securities to any of the individuals solicited by means of the Preliminary Prospectus contained in such Registration Statement.

        The Registrant would also like to withdraw its request for Confidential Treatment which was submitted in connection with the Registration Statement and originally filed on September 17, 1996, and subsequently amended.

        Thank you for your attention to this matter.


                                Sincerely,

                                MAGINET CORPORATION

                                /S/ James A. Barth
                                ------------------------------
                                James A. Barth
                                Executive Vice-President, Chief
                                Financial Officer